Rule 424(b)(3)
Registration No. 333-121067

PRICING SUPPLEMENT NO. 103/A dated May 16, 2006

to Prospectus Supplement dated May 18, 2005

and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PH46

ISIN:	US52517PH466

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

The Notes will be issued in an aggregate principal amount of $5,000,000 and will be a further issuance of, and will form a single tranche with, the $10,000,000 aggregate principal amount of Medium-Term Notes, Series H, due May 17, 2021, that Lehman Brothers Holdings will issue on May 17, 2006. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $15,000,000.

Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. has agreed to purchase the notes from us at 80% of the principal amount.

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issue Date:	May 17, 2006

Stated Maturity Date:

May 17, 2021, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

Interest Rate per Annum:	%

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☒ Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding May 17, 2007: 8.0%

From and including May 17, 2007, to but excluding May 17, 2021: 20 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	30-Year CMS Rate minus the 10-Year CMS Rate

Interest Reset Dates:

Each May 17, August 17, November 17 and February 17, commencing on May 17, 2007, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Payment Dates:	Each May 17, August 17, November 17 and February 17, commencing on August 17, 2006, subject to Optional

Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Determination Date:	Two Business Days prior to the related Interest Reset Date.

30-Year CMS Rate:

On any Interest Reset Date, the rate that appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York City time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

10-Year CMS Rate:

On any Interest Reset Date, the rate that appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York City time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

“USD-CMS-Reference Banks” on any Interest Reset Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Interest Reset Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

“Reference Banks” means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

“Designated Maturity” means 30 years or 10 years, as the case may be.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes ☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on May 17, 2007. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Day:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the Prospectus. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate, determined on the Interest Determination Date for the related Interest Reset Date, may be less than zero, in which event no interest will accrue for the related period or be payable on the related Interest Payment Date.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings Inc., including the level and direction of interest rates, the anticipated level and potential volatility of the 30-Year CMS Rate and the 10-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings Inc. to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 10-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the Notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the “comparable yield” of the Notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss. Such treatment of the Notes is not binding on the Internal Revenue Service, and it is possible that the Internal Revenue Service could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the Notes.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the Notes would be an annual rate of approximately 5.88%, compounded quarterly. Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder’s total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the accompanying Prospectus):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings Inc. of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Historical Levels of the 30-Year CMS Rate and the 10-Year CMS Rate

The following shows the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and the 10-Year CMS Rate during the term of the Notes. Fluctuations in the level of the 30-Year CMS Rate and the 10-Year CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in%)	10yr CMS Rate (in%)	30yr CMS Rate – 10yr CMS Rate (in%)
2/17/2006	5.149	5.114	0.035
11/17/2005	5.174	4.994	0.18
8/17/2005	4.933	4.721	0.212
5/17/2005	4.933	4.58	0.353
2/17/2005	4.986	4.561	0.425
11/17/2004	5.207	4.561	0.646
8/17/2004	5.363	4.663	0.7
5/17/2004	5.797	5.194	0.603
2/17/2004	5.238	4.435	0.803
11/17/2003	5.342	4.577	0.765
8/18/2003	5.754	4.956	0.798
5/19/2003	4.718	3.754	0.964
2/18/2003	5.197	4.355	0.842
11/18/2002	5.309	4.49	0.819
8/19/2002	5.534	4.886	0.648
5/17/2002	6.268	5.763	0.505
2/19/2002	6.066	5.597	0.469
11/19/2001	5.816	5.396	0.42
8/17/2001	6.131	5.705	0.426
5/17/2001	6.509	6.219	0.29
2/20/2001	6.314	6.044	0.27
11/17/2000	6.905	6.835	0.07
8/17/2000	7.038	7.077	-0.039
5/17/2000	7.754	7.808	-0.054
2/17/2000	7.449	7.583	-0.134
11/17/1999	6.983	6.813	0.17
8/17/1999	7.051	6.85	0.201
5/17/1999	6.515	6.35	0.165
2/17/1999	5.967	5.745	0.222
11/17/1998	5.96	5.602	0.358
8/17/1998	6.121	6.034	0.087
5/18/1998	6.311	6.157	0.154
2/17/1998	6.184	5.94	0.244
11/17/1997	6.476	6.33	0.146
8/18/1997	6.876	6.647	0.229
5/19/1997	7.253	7.063	0.19
2/18/1997	6.906	6.618	0.288
11/18/1996	6.851	6.512	0.339
8/19/1996	7.21	6.942	0.268
5/17/1996	7.251	7.042	0.209

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the notes, the Agent may be deemed to have received compensation from us in the form of underwriting discounts. the Agent may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and any other Agent appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it, to the best of its knowledge after due inquiry, has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a)                                  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State  or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)                                 at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)                                  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)                                 at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agent appointed under the Program will be required to represent and agree, that, to the best of its knowledge after due inquiry:

(a)                                  in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)                                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c)                                  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it, to the best of its knowledge after due inquiry, will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.